To:    CES Employees

From:  Brian Watt                                     Date:  August 30, 1999

Re:    CES Houston

As you all know, there has been a strategic review underway of Columbia Energy Services operations since February 1999. I have been engaged closely in this review, first as an outside advisor, and of course most directly since I joined the company at the beginning of July.

It has become clear that Columbia Energy Group's geographic footprint in the Eastern United States represents an advantage for our retail businesses, since this part of the country will have a large share of the retail market opportunities arising from the deregulation of energy. The recent decisions to consolidate the retail operations in Herndon and refocus our marketing resources on developing this region flowed directly from this assessment.

The second major part of this analysis covers our wholesale and trading business in Houston. This business has grown rapidly from a small operation at the time of the PennUnion merger to being one of the top 15 gas traders and top 20 power traders, in terms of volume. While this is a significant achievement, it does not put us among the industry leaders. Given the industry dynamics, we believe we must be a leader in this business to be successful over the longer term.

On the other hand I am very confident that we will be a leading player in the retail business. We have therefore decided to exit the wholesale and trading business, and to focus our resources and our personal energies on carving out a significant role for Columbia in the retail marketplace.

We have issued a press release today announcing that we will be selling the Houston wholesale and trading operation. We intend to sell it as a going concern rather than selling the trading book and shutting it down.

The decisions to sell CES Houston, and move Canonsburg and other branch operations to Herndon have been difficult ones. I am fully aware of how unsettling the restructuring has been to all of you. However, our challenges are not unique--as you know, the whole industry is in a consolidating and restructuring mode. We are doing what needs to be done. We will do everything we can to help affected employees in this transition.

Columbia is a great company with wonderful people and assets. We will continue to meet the external challenges of a rapidly changing business environment and will succeed.

We appreciate your contribution, your hard work and the commitment you have made to CES in difficult times. While it may be too soon to see the positive impacts of the restructuring, I urge you to be patient, to focus on getting the job done, and to take note of the good things that develop from the changes.